Issuer Free Writing Prospectus

Filed pursuant to Rule 433(d)

Registration No. 333-197576

December 1, 2015

Export Development Canada / Exportation et développement Canada (“EDC”)

U.S.$300,000,000 1.25% United States Dollar Bonds due 2018

Final Term Sheet

December 1, 2015

Issuer:	Export Development Canada / Exportation et développement Canada

Title:	1.25% United States Dollar Bonds due 2018

Expected Ratings*:	Aaa Stable (Moody’s), AAA Stable (S&P)

Format:	SEC Registered

Size:	U.S.$300,000,000

Trade Date:	December 1, 2015

Settlement Date:	December 8, 2015 (T+5)

Maturity Date:	December 10, 2018

Callable:	No, unless a change in the laws or regulations of Canada would require the payment by EDC of additional amounts on the bonds.

Interest Payment Dates:	Semi-annually on June 10 and December 10, commencing with a long first coupon payable on June 10, 2016. Interest will accrue from December 8, 2015.

First Interest Payment Date:	June 10, 2016

Benchmark Treasury:	UST 1.25% due November 2018

Benchmark Treasury Price and Yield:	100-06.75 / 1.177% Semi-annual

Re-offer Spread vs. Mid-Swaps:	+14 bps

Spread to Benchmark Treasury:	+16.1 bps

Yield to Maturity:	1.338%

Coupon:	1.25%, accruing from December 8, 2015

Price:	99.742% plus accrued interest, if any, from December 8, 2015

Day Count:	30/360 following unadjusted

Specified Currency:	United States Dollars (“$”)

Minimum Denomination:	$5,000 and increments of $5,000 in excess thereof

Listing:	Euro MTF Market of the Luxembourg Stock Exchange

Status:	The bonds will carry the full faith and credit of Canada. The payment of the principal of and interest on the bonds will constitute a charge on and be payable out of the Consolidated Revenue Fund of Canada.

Use of Proceeds:	Upon issuance, an amount equal to the net proceeds of this issue of bonds (which proceeds may be converted into other currencies) will be credited by EDC to an account that will support EDC’s existing and future lending operations for Eligible Transactions (as defined below). The net proceeds will then be deducted from the account and added to EDC’s lending pool for disbursements made from that pool in respect of Eligible Transactions.

“Eligible Transactions” means all transactions (loans) funded in whole or in part by EDC in support of goods, services or projects as determined under the Green Bond Framework. Eligible Transactions will include, without limitation, those that are aimed at the preservation, protection or remediation of air, water or soil or the mitigation of climate change. For more information on the Green Bond Framework, see “Green Bond Framework” beginning on Page 2 of Exhibit 99.11 to Amendment no. 5 to EDC’s Annual Report for the year ended December 31, 2014, as filed on November 9, 2015.

Governing Law:	Province of Ontario / Canada

Business Days:	London, New York, Toronto

Representatives:	Crédit Agricole Corporate & Investment Bank

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Morgan Stanley & Co. International plc

Billing and Delivering:	Crédit Agricole Corporate & Investment Bank

Settlement:	DTC, CDS, Euroclear, Clearstream

CUSIP Number:	30216B FY3

ISIN:	US30216BFY39

Reference Document:	Prospectus Supplement, subject to completion, dated December 1, 2015 and Prospectus dated August 5, 2014.

http://www.sec.gov/Archives/edgar/data/276328/000119312515391417/d68654d424b2.htm

Legends:

If and to the extent that this announcement is communicated in, or the offer of the bonds to which it relates is made in, any European Economic Area Member State that has implemented Directive (2003/71/EC) (and amendments thereto, including Directive 2010/73/EU) (the “Prospectus Directive”), this announcement and the offer are only addressed to and directed at persons in that Member State who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted upon by other persons in that Member State.

This document does not constitute or form part of any offer or invitation to sell these bonds and is not soliciting any offer to buy these bonds in any jurisdiction where such offer or sale is not permitted. This document is, for the purposes of Article 15 of the Prospectus Directive, not a prospectus but an advertisement. This document, the prospectus supplement and the base prospectus have been prepared on the basis that all offers of bonds in any member state of the European Economic Area (a “Relevant Member State”) will be made pursuant to an exemption under the Prospectus Directive, as implemented in that Relevant Member State, from the requirement to produce and publish a prospectus for offers of the bonds. Neither this document nor the prospectus supplement nor the base prospectus have been approved as a prospectus by a competent authority in any Relevant Member State and accordingly none is a prospectus for the purposes of the Prospectus Directive.

* A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by the Issuer.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Crédit Agricole Corporate & Investment Bank toll-free at 1-866-807-6030, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or Morgan Stanley & Co. International plc toll free at 1-866-718-1649.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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